SOLARFUN SIGNS LETTER OF INTENT WITH HOHHOT CITY GOVERNMENT FOR PV PROJECTS OF 600MW

SHANGHAI, China, September 8, 2009 --Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company”) (NASDAQ:SOLF), a vertically integrated manufacturer of silicon ingots and photovoltaic (PV) cells and modules in China, today announced that Jiangsu Linyang Solarfun Co., Ltd., a wholly owned subsidiary of Solarfun, has signed a letter of intent with the government of Hohhot City, the capital city of the Inner Mongolia Autonomous Region in China, to develop two solar projects with an aggregate capacity of 600MW.  In support of these two projects, Solarfun also intends to construct a 100MW PV module production facility.

Vice Mayor of Hohhot City, Wu Wenyuan, commented, "Hohhot City has a number of advantages in developing PV projects, including abundant sunshine and national support.  After discussing with and inspecting a number of major PV manufactures in China, we selected Solarfun as a major supplier for these projects. We are excited to partner with Solarfun."

Peter Xie, President of Solarfun, commented, “We are pleased to have signed this strategic agreement with the government of Hohhot City.  This agreement demonstrates our solid market position in China and our commitment to the development of China’s PV market.  Hohhot City has been approved to be one of the pioneer cities for using PV systems by the National Development and Reform Commission and it is a key junction that connects to the North China grid.  Hohhot City currently has the largest wind power generation capacity in China and is generally known for its extensive sunshine and commitment to renewable energy projects.   We are delighted to supply Hohhot City with our high quality products and expect to further grow our business by taking advantage of the opportunities presented by the new PV incentive policies in China.”

This project is subject to feasibility studies, financing and further government approval.

About Solarfun

Solarfun Power Holdings Co., Ltd. manufactures ingots, PV cells and PV modules, and provides PV module processing services to convert PV cells into PV modules. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to meet TUV and UL safety and quality standards.
SOLF-G
http://www.solarfun-power.com.

For further information, please contact:

    Solarfun Power Holdings Co., Ltd.

    Paul Combs
    V.P. Strategic Planning
    26F BM Tower
    218 Wusong Road
    Shanghai, 200080
    P. R. China
    Tel:  86-21-26022833 / Mobile:  86 138 1612 2768
    E-mail: IR@solarfun-power.com

    Christensen

    Kathy Li
    Tel:  480 614 3036
    E-mail:  kli@ChristensenIR.com

    Roger Hu
    Tel:  852 2117 0861
    E-mail:  rhu@ChristensenIR.com